SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, pursuant to article 12 of CVM Instruction 358/2002, as amended and currently in force, has received, on this date, letter from 3G RADAR GESTORA DE RECURSOS LTDA, representing 3G RADAR MASTER FIA, NORMANDIE MASTER FIA, XINGÓ FIA, MALIKO INVESTMENTS LLC, HELONA INVESTMENTS LLC and MANUKA INVESTMENTS LLC, informs that, in aggregate, they hold the equivalent of 38,886,500 (thirty-eight million, eight hundred and eighty-six thousand, five hundred preferred B shares issued by the Company, approximately 14.65% (fourteen point sixty-five percent) of the preferred shares issued by the Company. In the referred correspondence, it was informed that there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company of which it is a member. The full correspondence received by the Company is attached to this announcement.

Rio de Janeiro, January 29, 2019.

Wilson Ferreira Júnior

CEO and CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "contin ue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free Translation

Ref .: Eletrobras Class B Preferred Shares - Announcement IN CVM n ° 358

3G RADAR GESTORA DE RECURSOS LTDA. (CNPJ 17.776.271/0001-36), headquartered in the city and state of Rio de Janeiro, at Av. Borges de Medeiros 633, room 501, comes under the terms of CVM Instruction 358/2002, amended by CVM Instructions 369/02, 449/07, 547/14, 552/14 and 568/15, request from you. disclosure, through the IPE System, of the following "Notice to the Market":

NOTICE TO THE MARKET

3G RADAR MASTER FIA (CNPJ 18.324.976/0001-85), NORMANDIE MASTER FIA (CNPJ 21.731.050/0001-19), XINGÓ FIA (CNPJ 28.703.541/0001-03), MALIKO INVESTMENTS LLC (CNPJ 18.575.540/0001-69), HELONA INVESTMENTS LLC (CNPJ 28.049.606/0001-30) and MANUKA INVESTMENTS LLC (CNPJ 29.297.394/0001-73), Investment funds and non-residents investors with its portfolios discretionally managed by 3G RADAR GESTORA DE RECURSOS LTDA. ("Investors"), under the terms of CVM Instruction 358/2002, as amended, hereby inform that on this date the investors now held the equivalent of 38,886,500 (thirty-eight million, eight hundred and eighty-six thousand, five hundred) Class B preferred shares issued by the Company, approximately 14.65% (fourteen point sixty-five percent) of the preferred shares issued by the Company.

The undersigned declare that there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company of which the signatory is a party.

We remain at your disposal for any clarification.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "contin ue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.